FMR CORP.
LEGAL DEPARTMENT
82 DEVONSHIRE  STREET
BOSTON, MA  02109

MEMORANDUM

TO:      Rick Chouinard and Vi Lai
FROM:    Clair Pagnano
SUBJECT: VIP Item 77(I)
DATE:    February 17, 2000

Pursuant to a Board approved vote on October 6, 2000, Variable
Insurance Product Fund: Money Market Portfolio, High Income Portfolio, Equity-Income Portfolio, Growth Portfolio, and Overseas Portfolio commenced a new class of shares (VIP Service Class 2) on January 12, 2000.